

November 4, 2010

Ms. Debbra L. Schoneman
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

> **Re: Piper Jaffray Companies**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-31720**

Dear Ms. Schoneman:

We have reviewed your response letter dated October 11, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 22 – Stock-Based Compensation, page 86

1.   We note your responses to comments 5 and 6. Please describe to us and disclose in future filings the vesting provisions for each type of equity-based award in addition to or in lieu of the overall summary that has been provided in the opening paragraph of this note. Please also be sure to differentiate between 1) vesting terms related to service requirements and 2) post-termination clawback provisions applicable to the securities. Based upon your responses, it appears that all stock-based compensation expense is recognized prior to the grant date of the award. Given the vesting provisions which are described in the first paragraph of Note 22, it is still unclear to us why all compensation expense has been recognized prior to the vesting of the awards. Please clarify to us whether the awards are essentially vested (i.e. the employee service requirement has been

satisfied) as of the grant date and the "vesting period" as disclosed actually refers to a period in which post-termination restrictions may apply, or whether the "vesting period" as disclosed in any way represents a continuing service requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief